Exhibit 21.1

List of Subsidiaries of Rapid7, Inc.

Company Name	Jurisdiction
Rapid7 Australia Pty Ltd.	Australia
Rapid7 Canada, Inc.	Canada
Rapid7 Germany GmbH	Germany
Rapid7 Ireland Limited	Ireland
Rapid7 International Group Limited	United Kingdom
Rapid7 International Holdings Limited	United Kingdom
Rapid7 Japan KK	Japan
Rapid7 LLC	Delaware
Rapid7 Netherlands B.V.	Netherlands
Rapid7 Singapore Pte. Ltd.	Singapore
Rapid7 International Limited	United Kingdom